FILED BY WARWICK COMMUNITY BANCORP, INC.
                       PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                SUBJECT COMPANY: WARWICK COMMUNITY BANCORP, INC.
                                                   COMMISSION FILE NO. 000-23293

The following is a letter to all employees of Warwick Community Bancorp, Inc. from Fred G. Kowal, Chairman of the Board and Chief Executive Officer of Warwick Community Bancorp, Inc.:

March 16, 2004

To:        All Officers and Employees

From:      Fred Kowal
           Chairman

Subject:   IMPORTANT NEWS TO SHARE!

I'd like to take this opportunity to advise you that a public announcement was made this morning reporting that Provident Bancorp, Inc. and Warwick Community Bancorp, Inc. have reached an agreement to merge. Attached is a copy of the press release, which provides all the pertinent details.

The transaction, approved by the directors of both companies on Monday, March 15, 2004, is valued at approximately $152 million based on the March 15th closing price for Provident. The total value at closing may rise or fall based on the per share price of Provident common stock prior to the closing.

The decision to merge with Provident was carefully considered in light of the interests of our shareholders, customers, and employees, and the communities that we serve. We have focused on building shareholder value at Warwick and are pleased to be joining an institution that has operated at such a high level of performance and demonstrated a genuine commitment to customer service.

We expect the merger to close in the fourth quarter of 2004 and closing is, of course, subject to receiving regulatory and shareholder approvals and other customary conditions. In connection with the merger, Warwick Savings Bank and Towne Center Bank will merge into Provident Bank. Towne Center will maintain its name, while operating as a distinct division of Provident Bank.

I know there are many questions that all of you have on how the sale of the Company will affect your personally as an employee. We cannot answer all of these questions today, but we and management at Provident are committed to getting answers to you just as soon as we possibly can. We will begin sending out information in the near future, and will keep you informed as we move towards a closing date for the transaction.

In the meantime, we will continue to operate our business as we always have, with a focus on profitability, growth and building strong customer relationships.

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I'd like to thank each and every one of you for your efforts over the years.
Without your help, we would not have been able to build the value of the Company to extent we see today. Going forward, we will need to continue to work as a team to achieve a successful merger with Provident, and I know I can count on you to help accomplish this goal.

Please don't hesitate to contact me with any questions you may have in this regard.

Thank you.

Provident Bancorp, Inc. will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (the "SEC"). Stockholders are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Provident and Warwick, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus to be filed by Provident Bancorp, Inc. also can be obtained, when available and without charge, by directing a request to Provident Bancorp, Inc., Investor Relations, attn. Roberta Lenett, 400 Rella Boulevard, Montebello, New York 10901, (845) 369 8082 or to Warwick Community Bancorp, Inc., attn. Barbara A. Rudy-Moore, Senior Vice President, 18 Oakland Avenue, P.O. Box 591, Warwick, New York 10990-0591, (845) 986 2206 ext. 2238, or by sending a request to wsbbar@warwick.net.

Warwick Community Bancorp, Inc., and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Warwick in connection with the acquisition. Information about the directors and executive officers of Warwick and their ownership of Warwick common stock is set forth in Warwick's most recent proxy statement as filed with the SEC, which is available at the SEC's Internet site (http://www.sec.gov) and at Warwick's address in the preceding paragraph. Additional information regarding the interests of these participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.